



07007652

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47198

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/06 (MM/DD/YY) AND ENDING 03/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Macquarie Securities (USA) Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

125 West 55th Street
(No. and Street)

New York (City) NY (State) 10019 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Stewart 212-231-1528
(Area Code - Telephone No.)

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - *if individual, state last, first middle name*)

300 Madison Avenue (Address) New York (City) NY (State) 10017 (Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, John Mullin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Macquarie Securities (USA) Inc., as of March 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ann-Marie Flores
Notary Public, State of New York
No. #01FL6105881
Qualified in Bronx County
Commission Expires February 23, 2008

Notary Public

Signature

Chief Financial Officer
Title

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York, NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Board of Directors
and Stockholder of
Macquarie Securities (USA) Inc.

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Macquarie Securities (USA) Inc. (the "Company") at March 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers L.L.P.

June 28, 2007

Macquarie Securities (USA) Inc.
Statement of Financial Condition
March 31, 2007

Assets	
Cash and cash equivalents	$ 103,923,452
Cash segregated for the exclusive benefit of customers	4,000,000
Deposits with and receivables from clearing broker	1,231,984
Securities borrowed	273,797,500
Securities received as collateral	856,741,966
Receivables from customers	17,432,780
Receivables from affiliates	77,977,482
Receivables from affiliated broker-dealers	15,416,967
Other assets	3,616,035
Total assets	1,354,138,166
Liabilities and Stockholder's Equity	
Liabilities	
Securities loaned	43,797,300
Obligations to return securities received as collateral	856,741,966
Accrued bonus payable	72,405,772
Payables to affiliates	13,183,507
Payables to customers	15,416,967
Payables to affiliated broker-dealers	17,432,780
Accrued expenses and other liabilities	4,711,275
Total liabilities	1,023,689,567
Stockholder's equity	
Common stock - $.01 par value - 1,000,000 shares authorized; 156,386 shares issued and outstanding	1,564
Additional paid-in capital	326,250,853
Retained earnings	4,196,182
Total stockholder's equity	330,448,599
Total liabilities and stockholder's equity	$ 1,354,138,166

The accompanying notes are an integral part of this financial statement.

1. Organization and Description of the Business

Macquarie Securities (USA) Inc. (the "Company") is a wholly owned subsidiary of Macquarie Holdings (USA) Inc. (the "Parent"), which is an indirect wholly owned subsidiary of Macquarie Bank Limited ("MBL"), an investment bank headquartered in Sydney, Australia.

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Company acts as a broker of Australian and Asian securities and to a lesser extent U.S. securities, GDRs and emerging market bonds. These transactions are executed primarily with and on behalf of domestic financial institutions, including investment companies and investment advisors as well as MBL and its affiliates. The Company began securities borrowing and lending activities during the second half of the financial year. These activities were focused primarily with and on behalf of MBL and its affiliates and to a lesser extent with external counterparts. The Company provides arranging and advisory services on structured finance, project finance and corporate finance projects with MBL and its affiliates as well as independent third parties.

2. Summary of Significant Accounting Policies

Cash and cash equivalents

At March 31, 2007 substantially all the Company's cash was held at one major commercial bank in a rolling seven day CD deposit earning APY of 4.75%.

Cash Segregated for the Exclusive Benefit of Customers

Cash segregated for the exclusive benefit of customers is deposited in a special reserve account in accordance with SEC Rule 15c3-3.

Receivables from and Payables to Affiliated Brokers-Dealers and Customers

Receivables from and payables to affiliated brokers-dealers and customers consist of amounts related to securities failed to deliver and receive and are recorded at the contract value of the securities not delivered and received on a settlement date basis.

Deposits with and Receivables from Clearing Broker

Deposits with and receivables from clearing broker represent amounts deposited with the U.S. clearing broker, in addition to certain commissions and fees receivable that are remitted to the Company on a monthly basis. The Company is required to maintain a minimum deposit of $100,000 at the clearing broker, which is to be returned to the Company within 30 days after the termination of the clearing agreement.

Securities Borrowed and Loaned

The Company conducts securities borrowing and lending activities with outside parties and its ultimate parent Macquarie Bank Limited in order to earn residual interest rate spreads. Under these transactions, the Company receives or posts collateral in connection with securities loaned or borrowed transactions. These transactions are collateralized by cash or securities. Under substantially all agreements the Company is permitted to sell or repledge the securities received. Securities borrowed and loaned are recorded based on the amount of cash collateral advanced or

received. The Company monitors the market value of securities borrowed and loaned, and delivers and obtains additional collateral as appropriate.

Income Taxes
The Company is included in the consolidated federal and combined state and local income tax returns filed by the Parent. Income taxes are provided for under the provisions of Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes." The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Pronouncements – SFAS 123(R) and FIN 48
SFAS 123 (R)
In December 2004, The FASB issued SFAS 123 (R), which the Company adopted as of the beginning of the 2007 fiscal year. SFAS 123 (R) requires companies to recognize expense in the income statement for the grant-date fair value of awards of equity instruments to employees. Expense is to be recognized over the period employees are required to provide service.

SFAS 123 (R) clarifies and expands the guidance in SFAS 123 in several areas, including how to measure fair value and how to attribute compensation cost to reporting periods. Under the modified prospective transition method applied in the adoption of SFAS 123 (R), compensation cost is recognized for the unamortized portion of outstanding awards granted prior to the adoption of SFAS 123. There were no transition adjustments necessary at April 1, 2006 as a result of adopting this Statement. See Note 10, "Employee Share Compensation," for additional information.

FIN 48
In June 2006, the FASB issued FASB Interpretation No.48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 ("FIN 48"). Fin 48 clarifies the accounting for income taxes by prescribing the minimum recognition threshold a tax position must meet to be recognized in the financial statements. FIN 48 also provides guidance on measurement, derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company intends to adopt FIN 48 as of the beginning of the 2008 fiscal year.

3. Bonus Retention

The Company's compensation arrangements include bonus provisions for retention and deferral of payment of a portion of an employee's bonus above certain amounts. For non-Executive Directors of the Company the deferred amount plus interest is paid to the employee in the following second, third, and fourth years, subject to the employee's continued service to the Company.

For Executive Directors of the Company, the deferred amount vests in the following sixth to tenth years, subject to the employee's continued service to the Company. Such deferred amount is invested among others in Macquarie Funds and the capital gains of the portfolio are paid as additional remuneration each year at the discretion of the Executive Committee

Related to the current and prior years bonus retention, approximately $24,040,120 is deferred and subject to vesting at March 31, 2007.

4. Related Party Transactions

Receivables from and payables to affiliates is comprised of various affiliate balances, such as service fees, fee income, commission income, interest income and operating expenses, such as employee service fees, promotion, professional fees, administration fees, income taxes and cash deposits with affiliates.

Securities Borrowed and Loaned
The Company receives securities borrowed from MBL, makes delivery of securities loaned to MBL, monitors the market value of securities borrowed and loaned, and delivers and obtains additional collateral as appropriate.

At March 31, 2007, the fair value of securities received from MBL was $240,879,982 and was collateralized by the Company with cash of $230,000,000. The fair value of securities loaned to MBL was $43,797,300 which has in turn been fully collateralized with cash. Additionally, the Company had $856,741,966 of securities received and pledged as collateral in non-cash securities borrowing and lending transactions, for which the company is the debtor.

Securities Received as Collateral and Obligation to Return Securities Received as Collateral
The Company acts as a lender of securities in a securities-lending agreement with MBL and receives securities that can be pledged or sold as collateral. The Company recognizes in the Statement of Financial Condition an asset, representing the securities received (securities received as collateral) and a liability representing the obligation to return those securities (obligation to return securities received as collateral). Securities received as collateral and obligation to return securities received as collateral are recorded at fair value, but due to their offsetting nature do not result in fair value estimates affecting the Statement of income.

5. Income Taxes

The Company is a member of a consolidated group for U.S. federal and state income tax purposes. A formal tax sharing agreement between the Company and its Parent provides for U.S. federal and state income taxes to be determined on a separate company basis. All current and deferred balances are settled currently with the parent.

Deferred taxes result from temporary differences. Temporary differences include compensation related expenses not currently deductible for tax purposes. The Company has recorded deferred taxes on temporary differences in Receivables from affiliates.

6. Fair Value of Financial Instruments

Management estimates that the fair value of financial instruments recognized on the Statement of Financial Condition (including receivables, payables and accrued expenses) approximates their carrying value, as such financial instruments are short-term in nature.

7. Commitments and Contingencies

The Company clears all of its U.S. securities transactions through a U.S. clearing broker, Australian securities transactions through an affiliated Australian clearing broker and Asian securities transactions through affiliated Asian clearing broker. Accordingly, substantially all of the Company's credit exposures are concentrated with the clearing brokers. Pursuant to the terms of the agreements between the Company and its clearing brokers, the clearing brokers have the right to charge the Company for losses that result from a counterparty's failure to fulfill its obligations. As the right to charge the Company has no maximum amount and is applied to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At March 31, 2007, the Company did not record liabilities with regard to the right. The Company has the ability to pursue collection from or performance of the counterparty. The Company's policy is to monitor the credit standing of the clearing brokers and all counterparties with which it conducts business.

In the normal course of business the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

8. Retirement Plan

The Company participates in the Parent's 401(k) Plan. Contributions to the 401(k) Plan are matched, up to a specified limit. Substantially all employees are eligible to participate in the plan.

9. Employee Share Compensation

MBL operates an Employee Option Plan ("the Plan") share-based compensation plan, which includes granting options to employees of the Company. Staff eligible to participate are those of Associate Director level and above and certain consultants to the Company. At March 31, 2007 there were 75 employees of the Company who were participants in the Plan. The options are measured at their grant dates based on their fair value and the number expected to vest. This amount is recognised as an expense evenly over the respective vesting periods and the equity provided is treated as a capital contribution.

Performance hurdles attached to the options issued to the Executive Directors are not taken into account when determining the fair value of the option at grant date. Instead, these vesting conditions are taken into account by adjusting the number of equity instruments expected to vest.

The fair value of each option is estimated on the date of grant using a trinomial option pricing framework. The following key assumptions have been used for grants made in the current financial

year: Australian risk free interest rate: 6.5% (weighted average); expected life of options: four years; volatility of share price: 20%, and dividend yield: 3.2% per annum. Additionally, the bank estimates the forfeiture rate of 25%.

The options are issued for no consideration and are granted at prevailing market prices. Prior to November 21, 2003, the exercise price of new options granted was generally based on the weighted average market price during the month prior to acceptance of employment for new employees or during the calendar month of June in respect of options granted as a result of annual promotions and compensation reviews. From November 21, 2003 until November 25, 2004, the exercise price of new options granted was generally based on the weighted average market price during the one week period prior to the date of grant of the options. From November 26, 2004, the exercise price of new options granted is generally based on the weighted average market price during the one week up to and including the date of grant of the options.

Options granted vest as to one third of each tranche after the second, third and fourth anniversaries of the date of commencement of employment for new starters and, for existing employees, on 1 July two, three and four years after the allocation of the options. Subject to staff trading rules, options can be exercised after the vesting period at any time up to expiry. In individual cases, such as where an employee leaves with the MBL's agreement towards the end of a vesting period, the MBL's Executive Committee has the power to waive the remainder of any vesting period and allow exercise of some or all of the relevant options. All options expire after five years from the grant date. For Executive Directors, vesting is also contingent upon MBL reaching or exceeding specified return on equity thresholds.

The following is a summary of options which have been granted pursuant to the Plan. MBL stock is quoted in Australian Dollars (A$), and therefore table is quoted in A$:

	Number of options	Weighted average exercise price A($)	Weighted average remaining contractual term (years)	Aggregate intrinsic value A($)
Outstanding at April 1, 2006	1,023,245	44		
Granted during the year	486,495	65		
Forfeited during the year	(18,581)	48		
Exercised during the year	(127,966)	32		
Outstanding at March 31, 2007	1,363,193	53	3	41,220,691
Exercisable at March 31, 2007	248,313	31	1	12,828,913

The weighted average grant date fair value of options granted during the year was A$12.72. The total intrinsic value of options exercised during the year was A$4.2 (US $3.4) million.

The market value of shares which would be issued from the exercise of the outstanding options at March 31, 2007 was A$113 million (US$91.4 million). No unissued shares, other than those referred to above, are under option as at the date of this report. To the extent shares are issued, MBL issues new shares.

10. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1). The Company has elected to operate under the alternative method for determining minimum net capital under paragraph (f) of SEC Rule 15c3-1, under which the Company is required to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit items in accordance with the Computation for Determination of Reserve Requirements (SEC Rule 15c3-3). At March 31, 2007, the Company had net capital of $238,564,857, which was $237,908,424 in excess of its required net capital of $656,433.

11. Subsequent Events

On April 13, 2007, the Parent completed a previously announced acquisition of the business and assets of Giuliani Capital Advisors LLC ("GCA"), a boutique investment banking advisory firm specializing in merger and acquisition advisory and restructuring advisory services. Immediately upon closing, the Parent transferred GCA staff and assigned GCA mandates, receivables and certain liabilities to the Company. This transaction had no material impact on the Company's results for the year ended March 31, 2007. Operating results for the former GCA business will be included with the Company's results prospectively from the closing date.


END